 [Stinson Morrison Hecker LLP Letterhead]

Via EDGAR Transmission and Federal Express

April 13, 2010

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
100 F Street. N.E.
Washington, D.C.  20549-3628

Re:	Gateway Energy Corporation

Preliminary Proxy Statement

Filed March 31, 2010

File No. 000-06404

Dear Mr. Hindin:

On behalf of Gateway Energy Corporation (the “Company”), this letter responds to the letter, dated April 9, 2010 from the Staff of the Division of Corporation Finance (the “Staff”) regarding the above-referenced Preliminary Proxy Statement on Schedule 14A filed by the Company with the Securities and Exchange Commission (the "Commission") on March 31, 2010 (the “Proxy Statement”).  The revisions described herein are included in Amendment No. 1 to the Proxy Statement (the “Amendment”), which has been filed with the Commission via EDGAR simultaneously with this letter.  Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Proxy Statement.

For your convenience, we have set forth below the Staff’s comments in bold typeface followed by the Company’s response thereto.

General

1.	Please include page numbers in the next filing.

    RESPONSE 1: The Proxy Statement has been amended to include page numbers.

2.
Please confirm that the Company will post its proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission's EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials.  Refer to Exchange Act Rule 14a-16.

RESPONSE 2: The Company has revised the Proxy Statement to comply with your comment. Please see page 1 of the attached marked copy.  In addition, the Company confirms that it will post its proxy materials on a publicly-accessible Internet Web site (other than the Commission's EDGAR Web site).

3.	Please provide the disclosure required by Item 5(b)(1)(v) of Schedule 14A

RESPONSE 3: The Company has revised the Proxy Statement to comply with your comment.  Please see page 13 of the attached marked copy.

4.
We note that the Company has made statements in its proxy statement that appear to directly or indirectly impugn the character, integrity or personal reputation of the Pevow nominees, or make charges of illegal, improper or immoral conduct without adequate factual foundation.  The following problematic statements are representative of those that appear in the filing:

•
"the Company's stockholders should have serious concerns about the motives of the Pevow Directors because of their alignment towards the interests of a single minority stockholder.  As a result of those conflicts of interest, the Pevow Directors would not be in a position to independently provide the necessary oversight of the Company's business or to undertake a review of all of the Company's strategic options."

•
"The Board believes that the interests of Gateway stockholders will be best served if the Company's current independent directors decide what action is in the best interests of the Company's stockholders and to act upon that decision rather than a group of directors hand-picked by Pevow who would lack independence."

•
"[t]o date, Pevow has been unwilling to candidly share his plans with the Company or its stockholders, other than general statements, described as conceptual, including: a potential sale to Pevow of all of the outstanding capital stock of the Company, and a potential sale of the Company's Waxahachie distribution system to Pevow."

The first two statements cited above appear to imply that the Pevow nominees would fail to fulfill their fiduciary duties to shareholders and would lack independence.  As noted in the Pevow's consent solicitation statement, (i) all of the Pevow nominees are independent of the Company within the meaning of NASDAQ listing standards, (ii) none of the Pevow nominees are currently affiliated with Mr. Pevow or GEC Holding, LLC and (iii) each of the Pevow nominees has acknowledged in their nominee agreement that there is, and can be, no agreement between Mr. Pevow and GEC Holding, LLC, on the one hand, and such nominee, on the other hand, which governs the decisions such nominee will make as a director of Gateway.

Please do not use these or similar statements without providing a proper factual foundation for the statements.  In addition, as to matters for which the Company does have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation.  Please note that characterizing a statement as the Company's opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that it expresses.  Please refer to Note (b) to Rule 14a-9.

RESPONSE 4: The Company has revised the Proxy Statement to comply with your comment. Please see the notice of the consent revocation solicitation and pages 1 and 4 through  6 of the attached marked copy.

5.
Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists.  Further, refrain from making any insupportable statements.  Support for opinions of beliefs should be self-evident, disclosed in the materials or provided to the staff on a supplemental basis with a view towards disclosure.  We cite the following examples, without limitation, of statements or assertions in the proxy statement, which at a minimum, must be supported on a supplemental basis or deleted from the disclosure.  As noted in the preceding comment, characterizing a statement as the Company's opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that it expresses.

•
"If Pevow's proposals are adopted, the directors selected by Pevow would comprise five of the six members of the Board, which would give a minority stockholder disproportionate representation on the Board and control of the Company (emphasis added)." Please advise given that the Pevow nominees would be (i) independent of one another, including Mr. Pevow (see the preceding comment), and (ii) subject to fiduciary duties under Delaware law and would be required to act in the best interests of all the Company's stockholders.  Please also advise given that upon election to the board of directors, Mr. Pevow would hold less than 12% of the outstanding voting stock and therefore would not control the outstanding voting stock of the Company.

•
"Pevow may attempt to take the Company private or acquire the stock of other stockholders." We note that the Pevow consent statement indicates that Mr. Pevow does not currently intend to make an offer to acquire all or a majority of the Company's common stock.

RESPONSE 5: The Company has revised the Proxy Statement to comply with your comment. Please see the deletions and revisions on the notice of the consent revocation solicitation and on pages 1 and  3 through  6.

Reasons to Reject Pevow's Consent Revocation Solicitation Proposals

6.
We note the statement "to a large extent, Gateway's general and administrative expense is not subject to reduction without risking substantial regulatory compliance problems." Please expand on this statement to describe in greater detail these regulatory compliance problems and why a reduction in general and administrative expenses would risk causing such problems.

RESPONSE 6: The Company has revised the Proxy Statement to comply with your comment. Please see the page 5 of the attached marked copy.

7.
We note the discussion of the Hickory Creek Gathering System in which the Company states that such system "is expected to generate an additional $770,000 of revenues for Gateway in 2010, assuming no new wells are drilled during the year, without a significant increase in costs and expenses." The Company further states that "[t]here are currently 15 producing wells connected to the system and the producers have identified 18 additional drilling locations within the dedicated leases for future development" (emphasis added).  It is unclear from the disclosure whether such disclosure is suggesting that these 18 additional drilling locations will further increase revenue without a significant increase in costs and expenses.  Please supplement the disclosure to clarify whether and how the identification of drilling locations will lead to increased revenues without a significant increase in costs and expenses.

RESPONSE 7: The Company has revised the Proxy Statement to comply with your comment. Please see page 5 of the attached marked copy.

8.
We note the statement that "[t]he sale of the Shipwreck Platform and Crystal Beach Terminal is expected to reduce what Gateway will incur in 2010 for insurance costs by approximately $320,000 and eliminated an estimated $3.4 million in future abandonment obligations."  According to the Company's annual report on Form 10-K filed on March 24, 2010,  the Company completed this sale on June 30, 2009 and the reduction in the insurance costs began in the fourth quarter of 2009.  It is unclear if the $320,000 in insurance costs refer to annual savings that began in the fourth quarter of 2009, in which case not all of the $320,000 in savings will be enjoyed in 2010 or whether the $320,000 does in fact refer to costs that will be saved in 2010 alone.  Please advise and if appropriate revise your disclosure to clarify.

RESPONSE 8: The Company has revised the Proxy Statement to comply with your comment. Please see page 6 of the attached marked copy.

9.
We note that statement that "[a] consent in favor of the Pevow proposals would be a consent to remove six of your duly-elected directors, including the Company's Chief Executive Officer."  Please revise to clarify that Pevow's proposal only seeks to remove the Company's chief executive officer in his capacity as a director of the Company.

RESPONSE 9: The Company has revised the Proxy Statement to comply with your comment. Please see page 6 of the attached marked copy.

The Consent Procedure

10.	Please disclose how the Company intends to notify security holders of when the consent revocation solicitation expires.

RESPONSE 10: The Company has revised the Proxy Statement to comply with your comment. Please see page 9 of the attached marked copy.

11.
We note the disclosure that a security holder can revoke a consent by signing, dating and mailing the Company's consent revocation card to the Company.  Revise to state whether or not such security holder has the power to subsequently "cancel" a consent revocation and, if applicable, briefly describe the procedures for, or any limitation on, such cancellation.  See Item 2 of Schedule 14A.

RESPONSE 11: While the Proxy Statement originally contained such disclosure (please see page 8 of the attached marked copy) the Company has revised the Proxy Statement to give the disclosure more prominence.  Please see page 9 of the attached marked copy.

Results of This Consent Revocation

12.
We note the statement that "[t]he Company is in the process of retaining an independent inspector of elections in connection with Pevow's solicitation."  Article I, Section 10 of Gateway's bylaws appears to provide that in the event of a consent solicitation relating to "the removal or replacement of one or more members of the Board of Directors, the Secretary of the Corporation shall promptly designate two persons, who shall not be members of the Board of Directors, to serve as inspectors with respect to such Consent…" (emphasis added).  Please reconcile this statement with the bylaw requirement.

RESPONSE 12: The Company has revised the Proxy Statement to comply with your comment. Please see page 9 of the attached marked copy.

Solicitation Of Consent Revocations

13.
The disclosure states that the Company's directors and officers may solicit revocations by mail, in person or by telephone or other forms of telecommunication.  Please be advised that all written soliciting materials, including any scripts to be used in soliciting revocations, must be filed under the cover of Schedule 14A on the date of first use.  Refer to Rule 14a-6(b) and (c).  Please confirm the Company's understanding.

RESPONSE 13: The Company understands and will comply with this comment.

Revocation Card

14.	Please revise the consent revocation card to clearly mark it as a "Preliminary Copy." Refer to Rule 14-a6(e)(1).

RESPONSE 14: The Company has revised the proxy card to comply with your comment. Please see the proxy card in the attached marked copy of the Proxy Statement.

15.
We refer you to Proposal 2.  Please revise to make clear whether the Pevow nominees have consented to being named on the Company's consent revocation card.  Refer to Exchange Rule 14a-4(d).  If any such person has not consented, then that person is not a bona fide nominee and the Company may not name them on its consent revocation card pursuant to Rule 14a-4(d).  Note that the consent revocation card may refer to, e.g., "those individuals identified on the Pevow consent card" but it may not indentify such individuals by name.

RESPONSE 15: The Company has revised the proxy card to comply with your comment. Please see the proxy card in the attached marked copy of the Proxy Statement.

16.
In addition, please revise Proposal 2 so that it provides security holders a means to revoke their consent to the election of certain of Pevow nominees as opposed to revoking their consent to the election of all of such nominees.  Refer to Exchange Act Rule 14a-4(2)(b).  We refer you to the similar instruction in Proposal 1.

RESPONSE 16:  The Company has revised the proxy card to comply with your comment. Please see the proxy card in the attached marked copy of the Proxy Statement.

#   #   #

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact our attorneys at Stinson Morrison Hecker LLP, specifically Craig L. Evans, at (816) 691-3186, or Scott D. Claassen, at (816) 691-2348, if you have any questions regarding this submission.

Very truly yours,

STINSON MORRISON HECKER LLP

/s/ Craig L. Evans

Craig L. Evans

cc: Robert Panico,
Gateway Energy Corporation